EXHIBIT 4.1

EXECUTION COPY

AMENDMENT NO. 1 TO THE CREDIT AGREEMENT

Dated as of April 1, 2005

          AMENDMENT NO. 1 TO THE CREDIT AGREEMENT among PHELPS DODGE CORPORATION, a New York corporation (the “Borrower”), the banks, financial institutions and other institutional lenders parties to the Credit Agreement referred to below (collectively, the “Lenders”) and CITIBANK, N.A., as agent (the “Agent”) for the Lenders, hereby agree as follows:

PRELIMINARY STATEMENTS

          (1) The Borrower, the Lenders and the Agent have entered into a Credit Agreement dated as of April 20, 2004 (the “Credit Agreement”). Capitalized terms not otherwise defined in this Amendment shall have the same meanings as specified in the Credit Agreement.

          (2) The Borrower and the Lenders have agreed to amend the Credit Agreement as hereinafter set forth herein.

          SECTION 1. Amendments to the Credit Agreement. The Credit Agreement is, effective as of the date of this Amendment and subject to the satisfaction of the conditions precedent set forth in Section 2, hereby amended as follows:

          (a) Section 1.01 is amended by deleting the definitions of “Applicable Margin”, “Applicable Percentage”, “Applicable Utilization Fee”, “Principal Domestic Subsidiary” and “Termination Date” set forth therein and replacing them, respectively, with the following new definitions thereof:

     “Applicable Margin” means as of any date, a percentage per annum determined by reference to the Public Debt Rating in effect on such date as set forth below:

Public Debt Rating	Applicable Margin for	Applicable Margin for
S&P/Moody’s	Base Rate Advances	Eurodollar Rate Advances
Level 1 A- or A3 or above	0.000%	0.270%
Level 2 BBB+ or Baa1	0.000%	0.400%
Level 3 BBB or Baa2	0.000%	0.500%
Level 4 BBB- or Baa3	0.000%	0.600%
Level 5 Lower than Level 4	0.000%	0.800%

     “Applicable Percentage” means, as of any date a percentage per annum determined by reference to the Public Debt Rating in effect on such date as set forth below:

Public Debt Rating	Applicable
S&P/Moody’s	Percentage
Level 1 A- or A3 or above	0.080%
Level 2 BBB+ or Baa1	0.100%
Level 3 BBB or Baa2	0.125%
Level 4 BBB- or Baa3	0.150%
Level 5 Lower than Level 4	0.200%

     “Applicable Utilization Fee” means, as of any date that the sum of the aggregate principal amount of the Advances plus the Available Amount of all Letters of Credit exceeds 33% of the aggregate Commitments, a percentage per annum determined by reference to the Public Debt Rating in effect on such date as set forth below:

Public Debt Rating	Applicable
S&P/Moody’s	Utilization Fee
Level 1 A- or A3 or above	0.100%
Level 2 BBB+ or Baa1	0.125%
Level 3 BBB or Baa2	0.125%
Level 4 BBB- or Baa3	0.125%
Level 5 Lower than Level 4	0.250%

     “Principal Domestic Subsidiary” means each of the Subsidiaries designated as a “Principal Domestic Subsidiary” on Schedule II attached hereto for so long as such Person is a Subsidiary of the Borrower.

     “Termination Date” means the earlier of (a) April 20, 2010 and (b) the date of termination in whole of the Commitments pursuant to Section 2.06 or 6.01.

            (b) Section 4.01(b) is amended by deleting the date “December 31, 2003” and substituting therefor the date “December 31, 2004”.

            (c) Schedule IV to the Credit Agreement is deleted in its entirety and replaced with Schedule I to this Amendment.

2

            SECTION 2. Conditions of Effectiveness. This Amendment shall become effective as of the date first above written (the “Amendment Effective Date”) when and only if:

     (a) The Agent shall have received counterparts of this Amendment executed by the Borrower and all of the Lenders or, as to any of the Lenders, advice satisfactory to the Agent that such Lender has executed this Amendment.

     (b) The Agent shall have received on or before the Amendment Effective Date the following, each dated such date and (unless otherwise specified below) in form and substance satisfactory to the Agent:

     (i) Certified copies of the resolutions of the Board of Directors of the Borrower (or an authorized committee thereof) approving the substance of this Amendment, and of all documents evidencing other necessary corporate action and governmental approvals, if any, with respect to this Amendment.

     (ii) A certificate of the Secretary or an Assistant Secretary of the Borrower certifying the names and true signatures of the officers of the Borrower authorized to sign this Amendment.

     (iii) Favorable opinions of (A) Assistant General Counsel and Secretary to the Borrower substantially in the form of Exhibit D-1 to the Credit Agreement but with such modifications as are required to address the Credit Agreement, as amended hereby and (B) Debevoise and Plimpton LLP, counsel to the Borrower, substantially in the form of Exhibit D-2 to the Credit Agreement but with such modifications as are required to address the Credit Agreement, as amended hereby, and as to such other matters as any Lender through the Agent may reasonably request.

       (c) On the Amendment Effective Date, the following statements shall be true and the Agent shall have received for the account of each Lender a certificate signed by a duly authorized officer of the Borrower, dated the Amendment Effective Date, stating that:

     (i) The representations and warranties contained in Section 4.01 of the Credit Agreement, as amended hereby, are correct on and as of the Amendment Effective Date, and

     (ii) No event has occurred and is continuing that constitutes a Default.

            SECTION 3. Reference to and Effect on the Credit Agreement and the Notes. (a) On and after the effectiveness of this Amendment, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit Agreement, and each reference in the Notes to “the Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement, as amended by this Amendment.

            (b) The Credit Agreement and the Notes, as specifically amended by this Amendment, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.

3

          (c) The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver or any right, power or remedy of any Lender or the Agent under the Credit Agreement, nor constitute a waiver of any provision of the Credit Agreement.

          SECTION 4. Costs and Expenses. The Borrower agrees to pay on demand all reasonable out-of-pocket costs and expenses of the Agent in connection with the preparation, execution, delivery and administration, modification and amendment of this Amendment and the other documents to be delivered hereunder (including, without limitation, the reasonable and documented fees and expenses of counsel for the Agent with respect hereto and thereto) in accordance with the terms of Section 8.04 of the Credit Agreement.

          SECTION 5. Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by telecopier shall be effective as delivery of a manually executed counterpart of this Amendment.

          SECTION 6. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

THE BORROWER

PHELPS DODGE CORPORATION

By	/ s / Ramiro G. Peru

Title: Executive Vice President and
Chief Financial Officer

CITIBANK, N.A.,
as Agent and as a Lender

By	/ s / Wajeeh Faheem

Title: Vice President

THE BANK OF TOKYO-MITSUBISHI TRUST COMPANY

By	/ s / P. Shah

Title: Vice President

JPMORGAN CHASE BANK, N.A.

By	/ s / Peter S. Predun

Title: Vice President

4

THE BANK OF NOVA SCOTIA

By	/ s / Mark Sparrow

Title: Director

WACHOVIA BANK, NATIONAL ASSOCIATION

By	/ s / David L. Driggers

Title: Managing Director

THE ROYAL BANK OF SCOTLAND PLC

By	/ s / D. W. Williams

Title: Senior Director

ABN AMRO BANK, N.V.

By	/ s / James L. Moyes

Title: Managing Director

By	/ s / John D. Reed

Title: Director

MORGAN STANLEY BANK

By	/ s / Daniel Twenge

Title: Vice President

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

By	/ s / John W. Wade

Title: Director

KBC BANK, N.V.

By	/ s / Eric Raskin

Title: Vice President

By	/ s / Robert Snauffer

Title: First Vice President

ROYAL BANK OF CANADA

By	/ s / Dustin Craven

Title: Attorney-in-Fact

5

WELLS FARGO BANK NATIONAL ASSOCIATION

By	/ s / Ling Li

Title: Vice President

BANK OF AMERICA, N.A.

By	/ s / David McCauley

Title: Vice President

CALYON NEW YORK BRANCH

By	/ s / Samuel Sherman

Title: Director

By	/ s / James Guidera

Title: Managing Director

MIZUHO CORPORATE BANK, LTD.

By	/ s / Raymond Ventura

Title: Senior Vice President

THE NORTHERN TRUST COMPANY

By	/ s / John Brazzale

Title: Vice President

6

Schedule IV - Litigation

     I. We are a member of several trade associations that, from time to time, initiate legal proceedings challenging administrative regulations or court decisions that the membership considers to be improper and potentially adverse to their business interests. These legal proceedings are conducted in the name of the trade associations, and the members of the trade association are not parties, named or otherwise.

     II. Arizona water regulations, water rights adjudications and other related water cases.

     A. General Background. Arizona surface water law is based on the doctrine of prior appropriation (first in time, first in right). Surface water rights in Arizona are usufructuary rights, and as such the water right holder is granted only the right to use public waters for a statutorily defined beneficial use, at a designated location. Groundwater in Arizona is governed by the doctrine of reasonable use. Arizona has initiated two water rights adjudications in order to quantify and prioritize all of the surface water rights and water right claims to two of the state’s river systems and sources. Groundwater is not subject to the adjudication; however, wells may be adjudicated to the extent that they are found to produce or impact appropriable surface water. The two adjudication cases that could potentially impact Phelps Dodge’s surface water rights and claims (including some wells) are entitled In Re The General Adjudication of All Rights to Use Water in the Little Colorado Water System and Source, Arizona Superior Court, Apache County, Cause No. 6417 filed on or about February 17,1978 and In Re The General Adjudication of All Rights to Use Water in the Gila River System and Source, Arizona Superior Court, Maricopa County, Cause Nos. W-l (Salt), W-2 (Verde), W-3 (Upper Gila), W-4 (San Pedro), (consolidated) filed on February 17,1978. The major parties in addition to Phelps Dodge in the Gila River adjudication are: Gila Valley Irrigation District, the San Carlos Irrigation and Drainage District, the state of Arizona, the San Carlos Apache Tribe, the Gila River Indian Community, and the United States on behalf of those Tribes, on its own behalf, and on the behalf of the White Mountain Apache Tribe, Ft. McDowell Mohave-Apache Indian Community, Salt River Pima-Maricopa Indian Community and the Payson Community of Yavapai Apache Indians. The major parties in addition to Phelps Dodge in the Little Colorado adjudication are: the state of Arizona, the Salt River Project, Arizona Public Service Company, the Navajo Nation, the Hopi Indian Tribe, the San Juan Southern Paiute Tribe and the United States on behalf of those Indian Tribes, on its own behalf, and on behalf of the White Mountain Apache Tribe.

     Phelps Dodge has four active mining operations in Arizona: Morenci, Miami, Sierrita and Bagdad. Each operation requires water for mining and all related support facilities. With the exception of Bagdad, each operation is located in a watershed within an ongoing surface water adjudication. Each operation has sufficient water claims to cover its operational demands. In many instances, the water supply may come from a variety of possible sources. The potential impact of the surface water adjudications on each active operation is discussed below.

     B. Operations.

     Morenci. The Morenci operation is located in eastern Arizona. Morenci water is supplied by a combination of sources, including decreed surface water rights in the San Francisco River, Chase Creek and Eagle Creek drainages, groundwater from the Upper Eagle Creek wellfield, and Central Arizona Project (CAP) water leased from the San Carlos Apache Tribe and delivered to Morenci via exchange through the Black River Pump Station. Phelps Dodge has filed Statements of Claimants in the adjudication for each of its water sources for Morenci except the CAP water.

     Phelps Dodge’s decreed water rights are subject to the Gila River adjudication and potentially could be impacted. Although the purpose of the adjudication is to determine only surface water rights, wells such as those in the Upper Eagle Creek wellfield may be subject to the Gila River adjudication, but only to the extent those wells may be determined to capture or impact appropriable surface water. The CAP water provided via exchange is not subject to any state adjudication process. The CAP lease became effective as of January 1,1999, and has a 50-year term.

     Miami. The Miami operation obtains water from a number of sources in the Salt River watershed. Statements of Claimants have been filed in connection with these water sources, each of which is subject to the adjudication and could be potentially impacted. Miami currently holds a CAP subcontract, although CAP water is not currently used at the operation. CAP water is not subject to adjudication; however, an exchange agreement has been executed to allow the delivery of this water to the Miami operation.

     Sierrita. The Sierrita operation is located in the Santa Cruz River watershed. The water for the operation is groundwater. The wells that supply the water may be subject to the Gila River adjudication only to the extent that such wells are determined to be pumping or impacting appropriable surface water. Phelps Dodge has filed Statements of Claimants in the adjudication for these water sources in case any are later determined to produce or impact appropriable surface water. In 1980, the Arizona legislature enacted the Arizona Groundwater Code. The Code established Active Management Areas (AMA’s) in several groundwater basins, including the Santa Cruz Groundwater Basin. The groundwater at this operation is subject to regulation under the Tucson AMA.

     Bagdad. The Bagdad operation is located in the Bill Williams River watershed. The water supply includes claims to both surface water and groundwater. There is not an active adjudication proceeding in this watershed; however, the legal precedent set in the active adjudications regarding the determination of whether water pumped from wells is treated as surface water or groundwater may impact the use of water from some wells.

     C. Other Arizona Mining Properties. The potential impact of the ongoing adjudication on other mining properties is discussed below.

     Safford. Water for the planned future operation at Safford may come from a combination of sources. Wells that supply groundwater may be used and those wells will be subject to the adjudication only to the extent that such wells are determined to be pumping or impacting appropriable surface water. CAP water may also be considered for use at the operation some time in the future. CAP water is not subject to adjudication;

however, an exchange agreement will need to be negotiated in order to deliver the water. The implementation of such an exchange will require approval of the Globe Equity Court as well as environmental reviews and related agency approvals.

     Ajo. The potential water supply for Ajo is groundwater. The wells that supply the water may be subject to the Gila River adjudication to the extent that such wells are determined to be pumping or impacting appropriable surface water. Phelps Dodge has filed a Statement of Claimant in the adjudication for these water sources in case any are later determined to produce or impact appropriable surface water.

     Bisbee. The potential water supply for Bisbee is groundwater. The wells that supply the water may be subject to the Gila River adjudication to the extent that such wells are determined to be pumping or impacting appropriable surface water. Phelps Dodge has filed a Statement of Claimant in the adjudication for these water sources in case any are later determined to produce or impact appropriable surface water.

     D. Water Settlements.

     1. Gila River Indian Community Water Settlement.

     On May 4, 1998, Phelps Dodge executed a settlement agreement with the Gila River Indian Community (the Community) that resolves the issues between Phelps Dodge and the Community pertinent to the Gila River adjudication. Since that time, comprehensive settlement negotiations with users all along the Gila River have been initiated. Phelps Dodge’s settlement with the Community is now included in the comprehensive settlement. Federal legislation authorizing the settlement was passed in December 2004. The final enforceability date, however, will not occur until certain provisions in the associated agreements are met. The parties have until December 31, 2007, to meet their obligations for the settlement to become enforceable.

     2. San Carlos Apache Tribe.

     In 1997, issues of dispute arose between Phelps Dodge and the San Carlos Apache Tribe (the Tribe) regarding Phelps Dodge’s use and occupancy of the Black River Pump Station, which delivers water to the Morenci operation. In May 1997, Phelps Dodge reached an agreement with the Tribe, and subsequently federal legislation (Pub. L. No. 105-18, 5003, 111 stat. 158,181-87) was adopted. The legislation prescribes arrangements intended to ensure a future supply of water for the Morenci mining complex in exchange for certain payments by Phelps Dodge. The legislation does not address any potential claims by the Tribe relating to Phelps Dodge’s historical occupancy and operation of Phelps Dodge facilities on the Tribe’s Reservation, but does require that any such claims be brought, if at all, exclusively in federal district court. As of this writing, no such claims have been filed.

     The 1997 legislation required that the Company and the Tribe enter a lease for the delivery of CAP water through the Black River Pump Station to Morenci on or before December 31, 1998. In the event a lease was not signed, the legislation expressly provided that the legislation would become the lease. On January 24, 2002, a lease between the San Carlos Apache Tribe, Phelps Dodge and the United States was executed (effective as of January 1,1999) in accordance with that legislation. On the same date, and in accordance with the legislation, an Exchange Agreement between the San Carlos Apache Tribe, the United States and the Salt River Project Water User’s Association was executed and subsequently approved by Phelps Dodge. Since that date, CAP water has been delivered to Morenci. Phelps Dodge has not reached a settlement with the Tribe on general water issues and Phelps Dodge water claims within the Gila River adjudication are still subject to litigation with the Tribe and other parties.

     E. Other Related Cases. The following proceedings involving water rights adjudications are pending in the U.S. District Court of Arizona:

     (i) On June 29,1988, the Gila River Indian Community filed a complaint-in-intervention in United States v. Gila Valley Irrigation District, et al., and Globe Equity No. 59 (D. Ariz.). The underlying action was initiated by the United States in 1925 to determine conflicting claims to water rights in certain portions of the Gila River watershed. Although Phelps Dodge was named and served as a defendant in that action, Phelps Dodge was dismissed without prejudice as a defendant in March 1935. In June 1935, the Court entered a decree setting forth the water rights of numerous parties, but not Phelps Dodge’s. The Court retained, and still has, jurisdiction of the case. The complaint-in-intervention does not name Phelps Dodge as a defendant, however, it does name the Gila Valley Irrigation District as a defendant. Therefore, the complaint-in-intervention could affect the approximately 3,000 acre-feet of water that Phelps Dodge has the right to divert annually from Eagle Creek, Chase Creek or the San Francisco River pursuant to Phelps Dodge’s decreed rights and an agreement between Phelps Dodge and the Gila Valley Irrigation District.

     During 1997 and 1998, Phelps Dodge purchased farmlands with associated water rights that are the subject of this litigation. As a result, Phelps Dodge has been named and served as a party in this case. The lands and associated water rights are not currently used in connection with any Phelps Dodge mining operation.

     Phelps Dodge’s Miami operation (formerly named Cyprus Miami Mining Corporation) was named and served as a defendant in this action in 1989. These proceedings may affect water rights associated with former Cyprus Miami lands in the Gila River watershed.

     (ii) Prior to January 1,1983, various Indian tribes filed several suits in the U.S. District Court for the District of Arizona claiming prior and paramount rights to use waters, which at present are being used by many water users, including Phelps Dodge, and claiming damages for prior use in derogation of their allegedly paramount rights. These federal proceedings have been stayed pending state court adjudication.

     (iii) Cyprus Sierrita Corporation’s predecessor in interest was a defendant in United States, et al. v. City of Tucson, et al., No. CIV 75-39 (D. Ariz.). This is a consolidation of several actions seeking a declaration of the rights of the United States, the Papago Indian Tribe (now known as the Tohono O’odham Nation), and individual allottees of the Tohono O’odham Nation, to surface water and groundwater in the Santa Cruz River watershed; damages from the defendants’ use of surface water and groundwater from the watershed in derogation of those rights; and injunctive relief. Congress in 1982 enacted the Southern Arizona Water Rights Settlement Act, which was intended to resolve the water right claims of the Tohono O’odham Nation and its member allottees relating to the San Xavier Reservation and the Schuk Toak District of the Sells Papago Reservation. The allottees contested the validity of the Act and contended that the Court could not dismiss the litigation without their consent. This prompted additional litigation, and eventually culminated in settlement negotiations. The Court suspended most aspects of the litigation to enable the parties to negotiate a settlement with the allottees. The Court’s recent attention has been devoted to the composition of appropriate classes of allottees and identification of class representatives, so that any settlement that is reached would bind the allottees. It is anticipated that a settlement and authorizing legislation would conclude all litigation on behalf of the Tohono O’odham Nation, its allottee members, and the United States as Trustee for the nation and its allottee members, relating to water rights. Federal legislation has been passed authorizing a settlement. The parties have until December 31, 2007, to finalize the agreements and meet certain obligations for the settlement to become enforceable. The outcome of this dispute could impact water right claims associated with the acquired Cyprus operations at Sierrita, and miscellaneous former Cyprus land holdings in the Santa Cruz River watershed.

     III. On October 1, 1997, the U.S. Environmental Protection Agency (EPA) issued a Notice of Violation (NOV) to Cyprus Amax’s (now the Company’s) Sierrita operations in southeastern Arizona. The NOV alleged certain emission standards and permitting violations associated with the molybdenum roasting facility at Sierrita. On September 6, 2000, EPA also issued an NOV to Phelps Dodge Sierrita for alleged violations of Prevention of Significant Deterioration permitting requirements, and New Source Performance Standards under the federal Clean Air Act. The Company and the EPA reached a settlement of the issues raised in the NOVs. The settlement agreement was embodied in a consent decree, which, along with a formal complaint, was lodged with the United States District Court for the District of Arizona on June 21, 2004, United States and State of Arizona v. Phelps Dodge Sierrita, Inc., No. CIV 04-312 TUC FRZ, and entered by the Court on August 12, 2004. The state of Arizona joined in the complaint and consent decree, although it did not join in most of the allegations made by EPA. Without admitting any of the allegations, the Company agreed to pay a civil penalty totaling $1.4 million to be divided between the United States and the state of Arizona. The Company also agreed to undertake certain monitoring and permitting actions, including continuous emissions monitoring at the molybdenum roasting facility.

     IV. The Pinal Creek site was listed under the Arizona Department of Environmental Quality’s Water Quality Assurance Revolving Fund program in 1989 for contamination in the shallow alluvial aquifers within the Pinal Creek drainage near Miami, Arizona. Since that time, environmental remediation has been performed by members of the Pinal Creek Group (PCG), comprising Phelps Dodge Miami, Inc. (a wholly owned subsidiary of the Company) and two other companies. In 1998, the District Court approved a Consent Decree between the PCG members and the state of Arizona resolving all matters related to an enforcement action contemplated by the state of Arizona against the PCG members with respect to the groundwater matter. The Consent Decree committed Phelps Dodge Miami, Inc. and the other PCG members to complete the remediation work outlined in the Consent Decree. That work continues at this time pursuant to the Consent Decree and consistent with state law and the National Contingency Plan prepared by EPA under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA).

          Phelps Dodge Miami, Inc. and the other members of the PCG are pursuing contribution litigation against three other parties involved with the site. At least two of the three defendants now have admitted direct liability as responsible parties. The first phase of the case has been assigned a trial date in June 2005. Phelps Dodge Miami, Inc. also asserted claims against certain past insurance carriers. As of November 2002, all of the carriers have settled or had their liability adjudicated. One carrier unsuccessfully appealed the judgment against it and then settled in October 2004.

          In addition, a dispute between one dissenting PCG member and Phelps Dodge Miami, Inc. and the other PCG member was filed in Superior Court in 2002. The settlement of that litigation in September 2004 included an amendment of the PCG agreement.

          Approximately $111 million remained in the Company’s Pinal Creek remediation reserve at December 31, 2004. While significant recoveries may be achieved in the contribution litigation, the Company cannot reasonably estimate the amount and, therefore, has not taken potential recoveries into consideration in the recorded reserve.

     V. The Company’s wholly owned subsidiary, Cyprus Amax Minerals Company (Cyprus), was the plaintiff in an action entitled Cyprus Amax Minerals Company v. Asarco Incorporated. No. 99 CIV 11198 (LMM), which was filed on November 9, 1999, in the U.S. District Court for the Southern District of New York. The action arose out of the merger agreement between Cyprus and Asarco dated as of July 15, 1999 (the merger agreement). The complaint alleged, among other things, that Asarco breached the merger agreement and a subsequent agreement by soliciting an alternative takeover proposal for Asarco from another company. Cyprus sought, among other things, compensatory damages of not less than $90 million.

          Asarco moved for summary judgment on all of Cyprus’ claims on November 10, 2003. That motion was granted on October 14, 2004, in favor of Asarco.

     VI. On October 18, 2002, the Mining and Minerals Division (MMD) of the New Mexico Energy, Minerals and Natural Resources Department issued NOVs under the New Mexico Mining Act Rules (NMMAR) to Chino Mines Company (Chino), Phelps Dodge Tyrone, Inc. (Tyrone) and Cobre Mining Company (Cobre). The NOVs allege that Chino, Tyrone and Cobre failed to obtain approval of closeout plans as required by NMMAR by October 1, 2002. A closeout plan under NMMAR consists of a plan for reclamation of a mining operation following cessation of operations and financial assurance sufficient for MMD to complete the closeout plan if the operator defaults. The NOVs would have established schedules requiring that the alleged violations be abated by April 20, 2003, for Chino, June 30, 2003, for Cobre and September 30, 2003, for Tyrone. The NOVs did not assess civil penalties, but reserved the right to assess penalties in the future in accordance with the penalty assessment procedures in NMMAR. The NOVs further stated that if the alleged violations were not abated by the dates set in the NOVs, MMD would issue “cessation orders” in accordance with NMMAR requiring that mining operations cease until the alleged violation is abated. On November 1, 2002, Chino, Tyrone and Cobre each filed Petitions for Review of the NOVs with the New Mexico Mining Commission (Commission). The Petitions for Review contended that closeout plan approval was not possible by October 1, 2002, because of delays by the New Mexico Environment Department (NMED) in issuing discharge permits for closure and issuing determinations that the closeout plans for Chino, Tyrone and Cobre are expected to achieve compliance with environmental standards, including compliance with water quality standards. The Petitions requested that the NOVs be vacated or, in the alternative, that different dates be set for abatement of the alleged violations that allow a reasonable period of time after NMED issues its discharge permits to obtain approval of the closeout plans. The Commission held a public hearing on December 13-14, 2002, on the Petitions for Review. The Commission upheld the NOVs but modified the period for abatement for each mine to run from the dates when NMED issues the discharge permits for closure for the mines. Under the modified NOVs, Chino, Cobre and Tyrone will have seven, nine and 12 months, respectively, after NMED issues their closure permits to obtain approval of their closeout plans.

     NMED issued Chino’s closure permit on February 24, 2003. Since the closure permit was issued, Chino has engaged in discussions to resolve the amount and form of financial assurance required by NMED and MMD and the details of the closeout plan approval by MMD. To allow additional time to finalize applicable documentation and to hold a public hearing as required under the Mining Act, MMD issued orders extending the deadline for Chino’s closeout plan approval to December 19, 2003. MMD approved Chino’s closeout plan on December 18, 2003. Chino’s closure permit has been appealed by third parties to the Water Quality Control Commission (WQCC). Chino filed a motion to dismiss the appeal due to the failure to follow required procedures, which was granted by the WQCC. The WQCC’s decision has been appealed to the New Mexico Court of Appeals.

     NMED issued Tyrone’s closure permit on April 8, 2003, and Tyrone’s closeout plan was approved by MMD on April 12, 2004. On July 12, 2004, Tyrone filed an appeal of a decision by the WQCC affirming the conditions of Tyrone’s closure permit to the New Mexico Court of Appeals. Tyrone is complying with the requirements of the closure permit pending the outcome of the appeal.

     NMED issued Cobre’s closure permit on December 10, 2004. MMD held a public hearing on February 3, 2005, and is expected to take action on the plan in the first quarter of 2005.

     VII. Since approximately 1990, Phelps Dodge or its subsidiaries have been named as a defendant in a number of product liability or premises lawsuits brought by electricians and other skilled tradesmen or contractors claiming injury from exposure to asbestos found in limited lines of electrical wire products produced or marketed many years ago, or from asbestos at certain Phelps Dodge properties. Phelps Dodge presently believes its liability, if any, in these matters will not have a material adverse effect, either individually or in the aggregate, upon its business, financial condition, liquidity, results of operations or cash flow. There can be no assurance; however, that future developments will not alter this conclusion.

     VIII. On September 30, 2002, Columbian Chemicals Company, a subsidiary of the Company, received an administrative complaint from EPA for alleged violations of the Clean Air Act at its El Dorado, Arkansas, carbon black plant. On April 19, 2004, Columbian signed a Consent Agreement and First Order (Consent) resolving this matter. The Consent requires Columbian to pay a civil penalty of $39,300 and fund a Supplement Environmental Project in the amount of $75,700 for a total settlement amount of $115,000.

     IX. On November 7, 2002, the United Kingdom Environment Agency (Agency) issued an enforcement notice to Columbian Chemicals Company’s Sevalco plant in the United Kingdom. This notice followed Sevalco’s disclosure to the Agency in October 2002 that Sevalco had discovered irregularities in its effluent discharge reports, and requires the plant to implement procedures to ensure that discharges satisfy permit limits and are properly reported. At a hearing in Magistrates’ Court in Bristol, England, on November 15, 2004, Sevalco pled guilty to six charges concerning the alleged submission of incorrect data to the Agency and operation of a process not in accordance with its operating permit. The magistrates referred the case to Crown’s Court for sentencing. At the hearing in Crown’s Court on December 8, 2004, the Court imposed a fine of 40,000 pounds per offense plus Agency’s costs of 70,000 pounds for a total fine of 310,000 pounds (approximately U.S. $598,000), which Sevalco has paid.

     X. In November 2002, Columbian Chemicals Company was contacted by U.S. and European antitrust authorities regarding a joint investigation they initiated into alleged price fixing in the carbon black industry. European antitrust authorities reviewed documents at three of Columbian Chemicals’ facilities in Europe, and U.S. authorities contacted Columbian Chemicals’ headquarters in Marietta, Georgia, but have not requested documents or other information.

     XI. The Company and Columbian Chemicals Company, together with several other companies, were named as defendants in an action entitled Technical Industries, Inc. v. Cabot Corporation, et al., No. CIV 03-10191 WGY, filed on January 30, 2003, in the U.S. District Court in Boston, Massachusetts, and 14 other actions filed in four U.S. district courts, on behalf of a purported class of all individuals or entities who purchased carbon black directly from the defendants since January 1999. The Judicial Panel on Multidistrict Litigation consolidated all of these actions in the U.S. District Court for the District of Massachusetts under the caption In Re Carbon Black Antitrust Litigation. The consolidated amended complaint filed in these actions does not name the Company as a defendant. The consolidated amended complaint, which alleges that the defendants fixed the prices of carbon black and engaged in other unlawful activities in violation of the U.S. antitrust laws, seeks treble damages in an unspecified amount and attorneys’ fees. Columbian Chemicals Company and other defendants filed a motion to dismiss the consolidated amended complaint for failure to state a claim. The plaintiffs have filed a motion for class certification. The court has denied the motion to dismiss and has certified a class that includes all direct purchasers of carbon black in the United States from January 30, 1999 through January 18, 2005. Discovery is ongoing.

     Similar class actions have been filed in state courts in California, North Carolina, Florida, Kansas, New Jersey, South Dakota and Tennessee on behalf of indirect purchasers of carbon black in those and 17 other states and the District of Columbia alleging violations of state antitrust and deceptive trade practices laws. Columbian has also received a demand for relief on behalf of indirect purchasers in Massachusetts, but no lawsuit has been filed in state court. In the class action filed in state court in North Carolina, the court granted the defendants’ motion to dismiss and the plaintiff dropped his appeal of the decision, so that case has been dismissed. The court in the New Jersey action denied a motion to dismiss; the defendants have filed a motion for leave to take an interlocutory appeal.

     The Company believes the claims are without merit and intends to defend the lawsuits vigorously.

     XII. In November 2002, EPA issued a unilateral administrative order (UAO) under CERCLA to the Company’s wholly owned subsidiary, Western Nuclear, Inc., and two other companies, Kerr McGee Corporation and Fremont Lumber Company (collectively, the PRPs) requiring the companies to perform certain remedial design (RD) and remedial action (RA) work at the White King/Lucky Lass Uranium Mines site near Lakeview, Oregon. The PRPs do not believe the UAO was lawfully issued because EPA failed to recognize the joint responsibility of the U.S. government under applicable laws and to perform non-discretionary duties to ensure federal government responsibility for remediating the site prior to issuance of the UAO. The PRPs notified the EPA of their intent to sue and obtain, among other things, a judicial determination of the illegality of the UAO.

          The PRPs voluntarily commenced and undertook the RD work (but not RA work) required by the UAO, and advised the EPA of their position and progress. From January 2003 through July 2003, the PRPs and EPA exchanged letters expressing their respective positions concerning the validity of the UAO. On July 31, 2003, the EPA rejected the PRPs’ position, notifying them that penalties are accruing for the alleged violations of the UAO and that the purported penalties through the end of July 2003 total approximately $5.2 million.

     On September 19, 2003, the PRPs served a complaint on the Acting Administrator of the EPA, which seeks to have the federal district court of Oregon declare the UAO unlawful for failure to comply with the requirement under CERCLA to ensure federal government participation in remedying the site. Fremont Lumber Company, et al. v. Horinko, No. 03-CV-1073-AS (D. Ore.). On December 15, 2003, EPA answered the complaint and denied the PRPs’ allegations of non-compliance with CERCLA. On January 12, 2004, EPA filed a complaint against the PRPs seeking to enforce the PRPs’ compliance with the UAO and to recover administrative penalties and response costs incurred at the site. The cases have been consolidated and the litigation has been stayed until March 2005. The PRPs and EPA have commenced discussions in an effort to settle all outstanding issues.

9